Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

January 15, 2020

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Barros, Esq.
Mr. Ronald E. Alper, Esq.
Ms. Folake Ayoola, Esq.
Mr. Wilson Lee
Mr. Eric McPhee

Re:	Phoenix Tree Holdings Limited
Registration Statement on Form F-1
File No. 333-234354

Ladies and Gentlemen:

On behalf of our client, Phoenix Tree Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Amendment No.3 to the Registration Statement on Form F-1 (the “Amendment No.3”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about January 16, 2020, and will file the joint acceleration requests today. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this IPO timetable.

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	JONATHAN HWANG	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

January 15, 2020

We enclose herewith five (5) courtesy copies of the Amendment No.3, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on January 8, 2020.

The Company has revised the disclosure regarding the indications of interest on the front cover page as well as pages 19, 62, 169 and 210 of the Amendment No.3. The Company has also revised the footnote on page 157 to clarify the effectiveness date of the resignations by two directors.

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Chenjing Shen at +852-2514-7526 (work), +852-9845-1886 (mobile) or chenjing.shen@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures

cc:                                Derek Boyang Shen, Chairman

Jing Gao, Chief Executive Officer and Director

Yan Cui, President and Director

Jason Zheng Zhang, Chief Financial Officer

Phoenix Tree Holdings Limited

Chris Lin
Daniel Fertig

Simpson Thacher & Bartlett

Benjamin Su

Daying Zhang

Latham & Watkins LLP

Allen Lu

Enid Yang

KPMG Huazhen LLP